                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                             HEWLETT-PACKARD COMPANY
         -------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
         -------------------------------------------------------------
                         (Title of Class of Securities)

                                    428236103
         -------------------------------------------------------------
                                 (CUSIP Number)

                                 STEPHEN C. NEAL
                                 KEITH A. FLAUM
                               COOLEY GODWARD LLP
                               5 PALO ALTO SQUARE
                               3000 EL CAMINO REAL
                            PALO ALTO, CA 94306-2155
                                 (650)843-5000
         -------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 5, 2001
         -------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.



                       (Continued on the following pages)




                               PAGE 1 OF 20 PAGES



----------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO. 428236103                     13D                 PAGE 2 OF 20 PAGES


--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      WALTER B. HEWLETT

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          439,334
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          87,291,553 -- see Item 5
      OWNED BY        ----------------------------------------------------------
     REPORTING        9   SOLE DISPOSITIVE POWER
       PERSON             439,334
        WITH          ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          87,291,553 -- see Item 5
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      87,730,887 -- see Item 5
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.5% -- see Item 5
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

CUSIP NO. 428236103                     13D                 PAGE 3 OF 20 PAGES


--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      EDWIN E. VAN BRONKHORST

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          176
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          90,689,383 -- see Item 5
      OWNED BY        ----------------------------------------------------------
     REPORTING        9   SOLE DISPOSITIVE POWER
       PERSON             176
        WITH          ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          90,689,383 -- see Item 5
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      90,689,559 -- see Item 5
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      4.7% -- see Item 5
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

CUSIP NO. 428236103                     13D                 PAGE 4 OF 20 PAGES


--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      ELEANOR HEWLETT GIMON

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          1,793,400
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          398,400  -- see Item 5
      OWNED BY        ----------------------------------------------------------
     REPORTING        9   SOLE DISPOSITIVE POWER
       PERSON             1,793,400
        WITH          ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          398,400  -- see Item 5
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,191,800  -- see Item 5
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.1%  -- see Item 5
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

CUSIP NO. 428236103                     13D                 PAGE 5 OF 20 PAGES


--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSONS
      MARY HEWLETT JAFFE

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS
      OO
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          640,435
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          4,186,310  -- see Item 5
      OWNED BY        ----------------------------------------------------------
     REPORTING        9   SOLE DISPOSITIVE POWER
       PERSON             640,435
        WITH          ----------------------------------------------------------
                      10  SHARED DISPOSITIVE POWER
                          1,610,910  -- see Item 5
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,826,745  -- see Item 5
--------------------------------------------------------------------------------
  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]

--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.2%  -- see Item 5
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON
      IN
--------------------------------------------------------------------------------

CUSIP NO. 428236103                     13D                 PAGE 6 OF 20 PAGES



ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the common stock, $0.01 par value per share (the "Common Stock"), of Hewlett-Packard Company, a Delaware corporation ("Hewlett-Packard"). The principal executive offices of Hewlett-Packard are located at 3000 Hanover Street, Palo Alto, California 94304.

ITEM 2. IDENTITY AND BACKGROUND

(a) The names of the reporting persons are Walter B. Hewlett, Edwin E. van Bronkhorst, Eleanor Hewlett Gimon and Mary Hewlett Jaffe.

(b) The business address for all of the reporting persons is c/o Los Trancos Management, LLC, 1501 Page Mill Road, MS 3U-10, Palo Alto, California 94304.

(c) Mr. Hewlett is an independent software developer. He is a member of the Boards of Directors of Hewlett-Packard and Agilent Technologies, Inc. He is a member of the Board of Overseers of Harvard University. Mr. Hewlett is Chairman of Vermont Telephone Company of Springfield, Vermont and a director of the Center for Computer Assisted Research in Humanities. The principal business address for Vermont Telephone Company is 354 River Street, Springfield, Vermont 05156.

    Mr. van Bronkhorst, who was formerly the Chief Financial Officer of Hewlett-Packard, is currently retired.

    Ms. Gimon is a homemaker.

    Ms. Jaffe is a community volunteer.

(d) During the last five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the reporting persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws was issued or a finding of any violation with respect to such laws was made.

(f) Each reporting person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Walter B. Hewlett, Eleanor Hewlett Gimon and Mary Hewlett Jaffe are children of William R. Hewlett, one of the founders of Hewlett-Packard. Walter B. Hewlett, Eleanor Hewlett Gimon and Mary Hewlett Jaffe, together with the trusts and foundations referred to below, received their shares of Hewlett-Packard Common Stock through various gifts and purchases throughout their lives. Edwin E. van Bronkhorst acquired his 176 shares of Hewlett-Packard Common Stock a number of years ago by purchase or gift.

ITEM 4. PURPOSE OF TRANSACTION

This filing on Schedule 13D has been made because Walter B. Hewlett, Eleanor Hewlett Gimon, Mary Hewlett Jaffe and The William R. Hewlett Revocable Trust (the "Trust") have publicly stated their opposition to the proposed merger involving Hewlett-Packard and Compaq Computer Corporation (the "Proposed Merger"), and thus may be deemed to hold shares of Hewlett-Packard Common Stock with a purpose or effect of changing or influencing control of Hewlett-Packard. The reporting persons, however, do not concede that they hold shares of Common Stock with such a purpose or effect. Additionally, because a press release was issued on November 6, 2001 announcing that Walter B. Hewlett, Eleanor Hewlett Gimon, Mary Hewlett Jaffe and the Trust intended to vote their shares of Hewlett-Packard Common Stock against the Proposed Merger, it could be alleged that a "group" has been formed within the meaning of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934 (the "Exchange Act").

CUSIP NO. 428236103                     13D                 PAGE 7 OF 20 PAGES



While none of the reporting persons concedes that such a "group" has been formed, this filing is being made as if such a "group" exists to ensure compliance with the Exchange Act. The reporting persons plan to continue to oppose the Proposed Merger.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

According to Hewlett-Packard's Quarterly Report on Form 10-Q for the quarter ended July 31, 2001 filed on September 14, 2001, there were 1,940,026,955 shares of Common Stock issued and outstanding. Except as provided in the preceding sentence, the information contained in this Item 5 is as of November 5, 2001.

Walter B. Hewlett

(a) Number of shares beneficially owned:  87,730,887 (4.5% of the Common Stock).

(b) Number of shares as to which such person has:

    (i)    Sole power to vote or to direct the vote: 439,334

    (ii)   Shared power to vote or to direct the vote: 87,291,553

    (iii)  Sole power to dispose or to direct the disposition of: 439,334

    (iv)   Shared power to dispose or to direct the disposition of: 87,291,553

    Of the shares beneficially owned by Walter B. Hewlett as of November 5, 2001:

        - he had sole voting and dispositive authority over (i) 401,896 shares which he personally owned, (ii) 20,198 shares purchasable pursuant to options exercisable within 60 days, and (iii) 17,240 shares that he held as custodian for his children

        - he shared voting and dispositive authority, as a trustee, with co-trustee Edwin E. van Bronkhorst over 84,802,148 shares held by the Trust (see Item 2 for information relating to Mr. van Bronkhorst's identity and background)

        - as a director of the Public Policy Institute of California ("PPIC"), he had shared voting and dispositive authority with the other directors of the PPIC over the 768,520 shares held by the PPIC (see
           Schedule I for information relating to the other directors of the PPIC with whom Walter B. Hewlett shares voting and dispositive authority)

        - as an executor of the Estate of William R. Hewlett, he shared voting and dispositive authority with co-executor Edwin E. van Bronkhorst over 1,720,885 shares held by the Estate of William R. Hewlett (see
           Item 2 for information relating to Mr. van Bronkhorst's identity and background)

    Other than the 401,896 shares personally owned by him and the 20,198 shares purchasable pursuant to options exercisable within 60 days, Walter B. Hewlett disclaims beneficial ownership of all shares he beneficially owns as he has no economic interest in any such shares.

    In addition to the foregoing, The William and Flora Hewlett Foundation (the "Foundation") beneficially owns 29,972,840 shares of Common Stock. Mr. Hewlett is a director of the Foundation; however, he does not have voting or dispositive authority over the shares held by the Foundation, as voting and dispositive power is exercised by an independent stock committee. Mr. Hewlett is not a member of the independent stock committee.

    In addition to the foregoing, Walter B. Hewlett is a director of the Packard Humanities Institute (the "Packard Institute"), which owns 25,760,000 shares of Hewlett-Packard Common Stock. Mr. Hewlett has irrevocably agreed to abstain from voting as a director of the Packard Institute with respect to the voting or disposition of such shares until the later of (i) 90 days from November 13, 2001, or (ii) the date on which the Proposed Merger terminates or closes.

CUSIP NO. 428236103                     13D                 PAGE 8 OF 20 PAGES



    Walter B. Hewlett has not engaged in any transactions in the Common Stock during the past 60 days.

(c) Other than as described above in this Item 5, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Walter B. Hewlett.

(d) Not applicable.

Edwin E. van Bronkhorst

(a) Number of shares beneficially owned:  90,689,559 (4.7% of the Common Stock).

(b) Number of shares as to which such person has:

    (i)    Sole power to vote or to direct the vote: 176

    (ii)   Shared power to vote or to direct the vote: 90,689,383

    (iii)  Sole power to dispose or to direct the disposition of: 176

    (iv)   Shared power to dispose or to direct the disposition of: 90,689,383

    Of the shares beneficially owned by Edwin E. van Bronkhorst as of November 5, 2001:

        - he held sole voting and dispositive authority over 176 shares personally owned by him.

        - he shared voting and dispositive authority, as a trustee, with co-trustee Walter B. Hewlett over 84,802,148 shares held by the Trust (see Item 2 for information relating to Walter B. Hewlett).

        - he shared voting and dispositive authority, as a trustee, over 2,166,000 shares held by The Flora L. Hewlett Trust (see Schedule II for information relating to the other trustees of The Flora L. Hewlett Trust with whom Mr. van Bronkhorst shares voting and dispositive authority)

        - he shared voting and dispositive authority, as a trustee, over 1,601,950 shares held in trust for Mary Hewlett Jaffe (see Schedule III for information relating to the other trustees of the Mary Hewlett Jaffe Revocable Trust) with whom Mr. van Bronkhorst shares voting and dispositive authority

        - he shared voting and dispositive authority, as a trustee, with co-trustee Eleanor Hewlett Gimon over 398,400 shares held in trust for Eleanor Hewlett Gimon (see Item 2 for the information relating to Eleanor Hewlett Gimon)

        - as an executor of the Estate of William R. Hewlett, he shared voting and dispositive authority with co-executor Walter B. Hewlett over 1,720,885 shares held by the Estate of William R. Hewlett (see Item 2 for information relating to Walter B. Hewlett's identity and background)

    Other than the 176 shares personally owned by him, Edwin E. van Bronkhorst disclaims beneficial ownership of all shares he beneficially owns as he has no economic interest in any such shares.

    In addition to the foregoing, Edwin E. van Bronkhorst is a director of the Packard Institute, which owns 25,760,000 shares of Hewlett-Packard Common Stock. Mr. van Bronkhorst has irrevocably agreed to abstain from voting as a director of the Packard Institute with respect to the voting or disposition of such shares until the later of (i) 90 days from November 13, 2001, or
    (ii) the date on which the Proposed Merger terminates or closes.

(c) Edwin E. van Bronkhorst has not engaged in any transactions in the Common Stock during the past 60 days.

(d) Other than as described above in this Item 5, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Edwin E. van Bronkhorst.

CUSIP NO. 428236103                     13D                 PAGE 9 OF 20 PAGES



(e) Not applicable.

Eleanor Hewlett Gimon

(a) Number of shares beneficially owned:  2,191,800 (0.1% of the Common Stock)

(b) Number of shares as to which such person has:

    (i)    Sole power to vote or to direct the vote: 1,793,400

    (ii)   Shared power to vote or to direct the vote: 398,400

    (iii)  Sole power to dispose or to direct the disposition of: 1,793,400

    (iv)   Shared power to dispose or to direct the disposition of: 398,400

    Of the shares beneficially owned by Eleanor Hewlett Gimon as of November 5, 2001:

        - she had sole voting and dispositive authority over 1,793,400 which she personally owned

        - she shared voting and dispositive authority, as a trustee, with co-trustee Edwin E. van Bronkhorst over 398,400 held by the Eleanor Hewlett Gimon Revocable Trust (see Item 2 for information relating to Edwin E. van Bronkhorst)

    In addition to the foregoing, the Foundation beneficially owns 29,972,840 shares of Common Stock. Ms. Gimon is a director of the Foundation; however, she does not have voting or dispositive authority over the shares held by the Foundation, as voting and dispositive power is exercised by an independent stock committee. Ms. Gimon is not a member of the independent stock committee.


(c) Eleanor Hewlett Gimon has not engaged in any transactions in the Common Stock during the past 60 days.

(d) Other than as described above in this Item 5, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Eleanor Hewlett Gimon

(e) Not applicable.

Mary Hewlett Jaffe

(a) Number of shares beneficially owned:  4,826,745 (0.2% of the Common Stock)

(b) Number of shares as to which such person has:

    (i)    Sole power to vote or to direct the vote: 640,435

    (ii)   Shared power to vote or to direct the vote: 4,186,310

    (iii)  Sole power to dispose or to direct the disposition of: 640,435

    (iv)   Shared power to dispose or to direct the disposition of: 1,610,910

    Of the shares beneficially owned by Mary Hewlett Jaffe as of November 5, 2001:

        - she had sole voting and dispositive authority over (i) 629,520 shares that she personally owned and (ii) 10,915 shares she held as custodian for her son under the Uniform Transfer to Minors Act

CUSIP NO. 428236103                     13D                 PAGE 10 OF 20 PAGES

        -  she shared voting and dispositive authority with her husband, Richard
           L. Jaffe, over 8,960 shares she owned as tenants in common with her husband (See Schedule IV for information relating to Richard L. Jaffe)

        - as a director of the Flora Family Foundation (the "FFF"), she shared voting authority with the other FFF directors over 2,575,400 shares held by the FFF; dispositive authority over these shares has been delegated to a committee of which Ms. Jaffe is not a member (see
           Schedule V for information relating to the other directors of the FFF with whom Ms. Jaffe shares voting authority)

        - she shared voting and dispositive authority, as a trustee, with co-trustees Susan S Briggs and Edwin E. van Bronkhorst over 1,601,950 held by the Mary Hewlett Jaffe Revocable Trust (see Item 2 for information relating to Edwin E. van Bronkhorst and Schedule III for information relating to Susan S. Briggs)

    As of November 5, 2001, Mary Hewlett Jaffe disclaimed beneficial ownership of the following shares due to her lack of economic interest in such shares:

        -  the 10,915 shares she held as custodian for her son

        -  the  2,575,400 shares held by the FFF

    In addition to the foregoing, the Foundation beneficially owns 29,972,840 shares of Common Stock. Ms. Jaffe is a director of the Foundation; however, she does not have voting or dispositive authority over the shares held by the Foundation, as voting and dispositive power is exercised by an independent stock committee. Ms. Jaffe is not a member of the independent stock committee.

(c) Mary Hewlett Jaffe has not engaged in any transactions in the Common Stock during the past 60 days.

(d) Other than as described below in this Item 5, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by Mary Hewlett Jaffe.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than as described above, to each reporting person's knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Hewlett-Packard, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Joint Filing Statement attached as Exhibit A.

Agreement of Walter B. Hewlett with respect to shares held by the Packard Institute attached as Exhibit B.

Agreement of Edwin E. van Bronkhorst with respect to shares held by the Packard Institute attached as Exhibit C.

CUSIP NO. 428236103                     13D                 PAGE 11 OF 20 PAGES



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATE:  November 14, 2001                           WALTER B. HEWLETT

                                                   /s/ Walter B. Hewlett
                                                   -----------------------------


                                                   EDWIN E. VAN BRONKHORST

                                                   /s/ Edwin E. van Bronkhorst
                                                   -----------------------------


                                                   ELEANOR HEWLETT GIMON

                                                   /s/ Eleanor Hewlett Gimon
                                                   -----------------------------



                                                   MARY HEWLETT JAFFE

                                                   /s/ Mary Hewlett Jaffe
                                                   -----------------------------

CUSIP NO. 428236103                     13D                 PAGE 12 OF 20 PAGES



                                    EXHIBIT A

                             JOINT FILING STATEMENT

        We, the undersigned, hereby express our agreement that the attached
Schedule 13D is filed on behalf of each of us.


DATE:  November 14, 2001                           WALTER B. HEWLETT


                                                   /s/ Walter B. Hewlett
                                                   -----------------------------



                                                   EDWIN E. VAN BRONKHORST


                                                   /s/ Edwin E. van Bronkhorst
                                                   -----------------------------


                                                   ELEANOR HEWLETT GIMON


                                                   /s/ Eleanor Hewlett Gimon
                                                   -----------------------------


                                                   MARY HEWLETT JAFFE


                                                   /s/ Mary Hewlett Jaffe
                                                   -----------------------------

CUSIP NO. 428236103                     13D                 PAGE 13 OF 20 PAGES




                                    EXHIBIT B

                                                               November 13, 2001


Packard Humanities Institute
300 Second Street, Suite 201
Los Altos, CA  94022

Ladies and Gentlemen:

In connection with the proposed merger involving Hewlett-Packard Company ("Hewlett-Packard") and Compaq Computer Corporation (the "Proposed Merger"), I hereby irrevocably agree to abstain from voting as a director of the Packard Humanities Institute with respect to the voting or disposition of the shares of Hewlett Packard common stock owned by the Packard Humanities Institute until the later of (i) 90 days from November 13, 2001, or (ii) the date on which the Proposed Merger terminates or closes.



                                       Very truly yours,

                                       /s/ Walter B. Hewlett

                                       Walter B. Hewlett
                                       Director
                                       Packard Humanities Institute

CUSIP NO. 428236103                     13D                 PAGE 14 OF 20 PAGES



                                    EXHIBIT C

                                                               November 13, 2001


Packard Humanities Institute
300 Second Street, Suite 201
Los Altos, CA  94022

Ladies and Gentlemen:

In connection with the proposed merger involving Hewlett-Packard Company ("Hewlett-Packard") and Compaq Computer Corporation (the "Proposed Merger"), I hereby irrevocably agree to abstain from voting as a director of the Packard Humanities Institute with respect to the voting or disposition of the shares of Hewlett Packard common stock owned by the Packard Humanities Institute until the later of (i) 90 days from November 13, 2001, or (ii) the date on which the Proposed Merger terminates or closes.

                                       Very truly yours,

                                       /s/ Edwin E. van Bronkhorst

                                       Edwin E. van Bronkhorst
                                       Director
                                       Packard Humanities Institute

CUSIP NO. 428236103                     13D                 PAGE 15 OF 20 PAGES



                                   SCHEDULE I

               DIRECTORS OF PUBLIC POLICY INSTITUTE OF CALIFORNIA


                               PRINCIPAL OCCUPATION              NAME AND ADDRESS
     DIRECTOR                      OR EMPLOYMENT                    OF EMPLOYER
     --------                  --------------------              ----------------
Walter B. Hewlett                 See Item 2                      See Item 2

Raymond L. Watson                 Vice Chairman of the Board      The Irvine Company
                                  Real Estate Firm                550 Newport Center Drive
                                                                  P.O. Box 6370
                                                                  Newport Beach, CA 92658-6370

William K. Coblentz               Partner, Law Firm               Coblentz, Patch, Duffy &
                                                                  Bass, LLP
                                                                  222 Kearny Street, 7th Floor
                                                                  San Francisco, CA  94108-4510

David A. Coulter                  Vice Chairman, Banking Firm     J.P. Morgan Chase & Co.
                                                                  270 Park Avenue
                                                                  New York, NY 10017-2070

Edward K. Hamilton                Chairman, Real Estate           Hamilton, Rabinovitz &
                                  Consulting Firm                 Alschuler, Inc.
                                                                  1790 Broadway, Suite 800
                                                                  New York, NY  10019

David W. Lyon                     President and Chief Executive   Public Policy Institute of
                                  Officer                         California
                                  Public Policy Institute of      500 Washington Street
                                  California                      Suite 800
                                                                  San Francisco, CA  94111

Cheryl White Mason                Partner, Law Firm               O'Melveny & Myers
                                                                  400 South Hope Street
                                                                  Los Angeles, CA 90071-2899

Arjay Miller                      Dean Emeritus                   Stanford Business School
                                  Graduate School of Business     518 Memorial Way
                                  Stanford University             Stanford University
                                                                  Stanford, CA 94305-5015

Ki Suh Park                       Design and Managing Partner     Gruen Associates
                                  Architecture Firm               6330 San Vicente Boulevard,
                                                                  Los Angeles, CA 90048

A. Alan Post                      Former State Legislative        Not applicable
                                  Analyst
                                  State of California

Cynthia A. Telles                 Department of Psychiatry        Suite 2236
                                  UCLA School of Medicine         300 Medical Plaza
                                                                  UCLA School of Medicine
                                                                  Los Angeles, CA  90024

CUSIP NO. 428236103                     13D                 PAGE 16 OF 20 PAGES


Carol Whiteside                   President                       911 13th Street
                                  Great Valley Center             Modesto, California  95354


Harold M. Williams                Of Counsel                      300 South Grand Avenue
                                  Skadden, Arps, Slate, Meagher   Los Angeles, CA  90071
                                  & Flom LLP

To the knowledge of the reporting persons, during the last five years, none of the persons named in this Schedule has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

To the knowledge of the reporting persons, during the last five years, none of the persons named in this Schedule has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws was issued or a finding of any violation with respect to such laws was made.

To the knowledge of the reporting persons, the persons referred to in the table above are all citizens of the United States of America.

CUSIP NO. 428236103                     13D                 PAGE 17 OF 20 PAGES



                                   SCHEDULE II

                     TRUSTEES OF THE FLORA L. HEWLETT TRUST


                                  PRINCIPAL OCCUPATION               NAME AND ADDRESS
        TRUSTEE                      OR EMPLOYMENT                     OF EMPLOYER
        -------                   --------------------               ----------------
Edwin E. van Bronkhorst           See Item 2                      See Item 2





Susan S. Briggs                   Partner, Law Firm               McCutchen, Doyle,
                                                                   Brown & Enersen, LLP
                                                                  Three Embarcadero Center
                                                                  San Francisco, CA 94111


Murray Dey                        Executive Vice President        Mid-Peninsula Bank
                                                                  420 Cowper Street
                                                                  Palo Alto, CA  94301


To the knowledge of the reporting persons, during the last five years, none of the persons named in this Schedule has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

To the knowledge of the reporting persons, during the last five years, none of the persons named in this Schedule has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws was issued or a finding of any violation with respect to such laws was made.

The persons referred to in the table above are all citizens of the United States of America.

CUSIP NO. 428236103                     13D                 PAGE 18 OF 20 PAGES



                                  SCHEDULE III

               TRUSTEES OF THE MARY HEWLETT JAFFE REVOCABLE TRUST


                               PRINCIPAL OCCUPATION                 NAME AND ADDRESS
     TRUSTEE                      OR EMPLOYMENT                        OF EMPLOYER
     -------                   --------------------                 -----------------
Susan S. Briggs                   Partner, Law Firm               McCutchen, Doyle,
                                                                   Brown  & Enersen, LLP
                                                                  Three Embarcadero Center
                                                                  San Francisco, CA 94111

Mary Hewlett Jaffe                See Item 2                      See Item 2



Edwin E. van Bronkhorst           See Item 2                      See Item 2

During the last five years, none of the persons named in this Schedule has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the persons named in this Schedule has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws was issued or a finding of any violation with respect to such laws was made.

The persons referred to in the table above are all citizens of the United States of America.

CUSIP NO. 428236103                     13D                 PAGE 19 OF 20 PAGES



                                   SCHEDULE IV

            IDENTITY AND BACKGROUND INFORMATION FOR RICHARD L. JAFFE

Mr. Jaffe is a self-employed architect. His address is c/o Los Trancos Management, LLC, 1501 Page Mill Road, MS 3U-10, Palo Alto, California 94304.

During the last five years, Mr. Jaffe has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mr. Jaffe has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws was issued or a finding of any violation with respect to such laws was made.

Mr. Jaffe is a citizen of the United States of America.

CUSIP NO. 428236103                     13D                 PAGE 20 OF 20 PAGES



                                   SCHEDULE V

                      DIRECTORS OF FLORA FAMILY FOUNDATION


                                 PRINCIPAL OCCUPATION              NAME AND ADDRESS
       DIRECTOR                      OR EMPLOYMENT                    OF EMPLOYER
       --------                  --------------------              ----------------
Susan S. Briggs                   Partner, Law Firm               McCutchen, Doyle,
                                                                   Brown & Enersen, LLP
                                                                  Three Embarcadero Center
                                                                  San Francisco, CA 94111

Benjamin Victor Hewlett           Student                         Not applicable

David James Hewlett               Student                         Not applicable

Sally M. Hewlett                  Community Volunteer             Not applicable

Mary Hewlett Jaffe                See Item 2                      See Item 2

Sarah Ann Jaffe                   Student                         Not applicable


Dr. Herant A. Katchadourian       Professor                       Stanford University
                                                                  Palo Alto, CA  94305

                                  President, The Flora            415 Cambridge Avenue, Suite 3
                                  Foundation                      Palo Alto, CA  94306

The address for Benjamin Victor Hewlett, David James Hewlett, Sally M. Hewlett, Mary Hewlett Jaffe and Sarah Ann Jaffe is c/o Los Trancos Management, LLC, 1501 Page Mill Road, MS 3U-10, Palo Alto, California 94304.

To the knowledge of the reporting persons, during the last five years, none of the persons named in this Schedule has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

To the knowledge of the reporting persons, during the last five years, none of the persons named in this Schedule has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws was issued or a finding of any violation with respect to such laws was made.

To the knowledge of the reporting persons, the persons referred to in the table above are all citizens of the United States of America.